UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

FOXO Technologies Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001
(Title of Class of Securities)

351471107
(CUSIP Number)

May 25, 2023
(Date of Event Which Requires Filling of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 351471107
(1)	Names of reporting persons: GWG Holdings, Inc.
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power: 4,646,698
	(6)	Shared voting power: 0
	(7)	Sole dispositive power: 4,646,698
	(8)	Shared dispositive power: 0

(9)	Aggregate amount beneficially owned by each reporting person: 4,646,698
(10)	Check if the aggregate amount in row (9) excludes certain shares: ☐
(11)	Percent of class represented by amount in row (9): 17.1% (Based on 27,168,069 shares issued and outstanding as of May 11, 2023)
(12)	Type of reporting person: CO

Item 1(a) Name of issuer.

FOXO Technologies Inc.

Item 1(b) Address of issuer’s principal executive offices.

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

Item 2(a) Name of person filing.

GWG Holdings, Inc.

Item 2(b) Address or principal business office or, if none, residence.

The principal business office of GWG Holdings, Inc. is:

325 North St. Paul Street, Suite 2650

Dallas, TX 75201

Item 2(c) Citizenship or place of organization.

GWG Holdings, Inc. is a Delaware corporation.

Item 2(d) Title of class of securities.

Class A Common Stock, par value $0.0001 per share

Item 2(e) CUSIP Number.

351471107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

As of May 25, 2023, GWG Holdings, Inc. directly owns 4,646,698 shares of the Issuer’s Class A Common Stock par value $0.0001 per share, representing 17.1% of the class of securities based on 27,168,069 shares issued and outstanding as of May 11, 2023.

Number of shares as to which GWG Holdings, Inc. has:

(i) Sole power to vote or to direct the vote: 4,646,698

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,646,698

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

GWG Holdings, Inc.

/s/ Jeffrey S. Stein
Jeffrey S. Stein
Chief Executive Officer